Exhibit 12.2

INTERSTATE POWER AND LIGHT COMPANY

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENTS

	Nine Months Ended
	September 30,		Years Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(dollars in millions)
EARNINGS:
Net income	$199.3	$188.2	$196.2	$191.8	$188.3	$158.3	$139.3
Income tax benefit (a)	(2.5)	(24.4)	(22.7)	(48.9)	(36.3)	(27.9)	(3.6)
Income before income taxes	196.8	163.8	173.5	142.9	152.0	130.4	135.7
Fixed charges as defined	76.7	72.7	97.2	91.0	82.3	79.3	79.6
Total earnings as defined	$273.5	$236.5	$270.7	$233.9	$234.3	$209.7	$215.3

FIXED CHARGES:
Interest expense	$75.4	$71.8	$96.8	$89.9	$81.3	$78.5	$78.7
Estimated interest component of rent expense	1.3	0.9	0.4	1.1	1.0	0.8	0.9
Total fixed charges as defined	$76.7	$72.7	$97.2	$91.0	$82.3	$79.3	$79.6

Ratio of Earnings to Fixed Charges	3.57	3.25	2.78	2.57	2.85	2.64	2.70

Preferred dividend requirements (pre-tax basis) (b)	$7.6	$6.7	$9.0	$7.6	$8.7	$10.4	$14.6

Fixed charges and preferred dividend requirements	$84.3	$79.4	$106.2	$98.6	$91.0	$89.7	$94.2

Ratio of Earnings to Combined Fixed Charges and Preferred Dividend Requirements	3.24	2.98	2.55	2.37	2.57	2.34	2.29

(a) Includes net interest related to unrecognized tax benefits.

(b) Preferred dividend requirements (pre-tax basis) are computed by dividing the preferred dividend requirements by one hundred percent minus the respective year-to-date effective income tax rate. Excludes the impact of charges related to Interstate Power and Light Company’s preferred stock redemption in 2013.

In the fourth quarter of 2015, IPL retrospectively applied a change in method of recording income taxes. Refer to Notes 1(c) and 1(q) of the Combined Notes to Consolidated Financial Statements in the Annual Report on Form 10-K for the year 2015 for further details. Financial statement impacts in 2013, 2012 and 2011 were not material.